 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0362 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Daft, Douglas N. (Last) (First) (Middle) The Coca-Cola Company One Coca-Cola Plaza (Street) Atlanta, GA 30313 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The Coca-Cola Company (KO) 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) December 31, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Chairman of the Board and Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock, $.25 par value	12/13/2002	G	10,000 | D |	1,041,625	D
Common Stock, $.25 par value				6,708 (1)	I	By 401(k) plan
Common Stock, $.25 par value				65,200 (2)	I	By wife as trustee

If the form is filed by more than one reporting person, see instruction 4(b)(v). (over) SEC 2270 (3-99)

Daft, Douglas N. - December 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Hypothetical shares						Common Stock, $.25 par value - 7,160		7,160 (3)	I	By International Thrift Plan
Hypothetical shares						Common Stock, $.25 par value - 10,056		10,056 (4)	I	By Supplemental Benefit Plan

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Douglas N. Daft ________________________________ 01-30-2003 ** Signature of Reporting Person Date Page 2 SEC 2270 (3-99)

Daft, Douglas N. - December 2002
Form 5 (continued)
FOOTNOTE Descriptions for The Coca-Cola Company (KO)

Form 5 - December 2002

Douglas N. Daft
The Coca-Cola Company
One Coca-Cola Plaza
Atlanta, GA 30313
Explanation of responses:

(1)   Shares credited to the Reporting Person's account under The Coca-Cola Company Thrift & Investment Plan, a tax-qualified 401(k) plan, as of December 31, 2002.
(2)   The Reporting Person disclaims beneficial ownership of these securities. This report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(3)   As of December 31, 2002.
(4)   As of December 31, 2002.

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